FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Jianhua Yang
Name:	Jianhua Yang
Title:	Chief Executive Officer

Date: August 15, 2011

Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED

SHAREHOLDERS VOTE TO APPROVE MERGER

SHANGHAI, August 15, 2011 — Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”, incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to adopt the previously announced agreement and plan of merger, dated as of March 21, 2011, by and among Halogen Limited (“Parent”), a Cayman Islands company beneficially owned by Dr. Jianhua Yang, chairman of the board of directors and chief executive officer of the Company, and Primavera Capital (Cayman) Fund I L.P., Halogen Mergersub Limited, a Cayman Islands company wholly owned by Parent (“Merger Sub”), the Company and Dr. Jianhua Yang (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Chemspec with Chemspec surviving the merger as a wholly owned subsidiary of Parent. Approximately 94.4% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 98.6% were voted in favor of the proposal to adopt the Merger Agreement. The proposal to adopt the Merger Agreement was also approved by approximately 96.5% of the unaffiliated ordinary shares voted in person or by proxy at the extraordinary general meeting, satisfying the “majority of the minority” voting requirement set forth in the Merger Agreement.

The parties currently expect to complete the merger in August 2011, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If completed, the proposed merger would result in Chemspec becoming a privately held company and its American Depository Shares would no longer be listed on the New York Stock Exchange.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

Statements about the expected timing, completion and effects of the proposed merger, and all other statements in this press release other than historical facts, constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, whether and when the transactions contemplated by the Merger Agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: any conditions imposed on the parties in connection with consummation of the transactions described herein; satisfaction of various other conditions to the closing of the proposed merger and the other transactions contemplated by the Merger Agreement; and the risks that are described from time to time in our reports filed with the SEC, including our Form 20-F for the year ended December 31, 2010. This press release speaks only as of its date, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For further information, please contact:

Chemspec International Ltd.

In Shanghai

Zixin Wang

Tel: +86-21-63638108

Email: ir@chemspec.com.cn

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